VK 3-18-04

AH 3/16/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04015876

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASHINGTON, D.C. 153

SEC FILE NUMBER
8- 33983

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Investment Centers of America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 North 4th Street
(No. and Street)

Bismarck (City) ND (State) 58501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andy Hopping 517-702-2435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000 Los Angeles, CA 90071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3.25.04

OATH OR AFFIRMATION

I, Andy Hopping, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Centers of America, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC

Signature

Executive Vice President
Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

INVESTMENT CENTERS OF AMERICA, INC.

(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

INVESTMENT CENTERS OF AMERICA, INC.
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

December 31, 2003

Index to Statement of Financial Condition

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Stockholder
Investment Centers of America, Inc.:

We have audited the accompanying statement of financial condition of Investment Centers of America, Inc. (the Company) (a wholly owned subsidiary of IFC Holdings, Inc., a wholly owned subsidiary of National Planning Holdings, Inc., and an indirect wholly owned subsidiary of Prudential plc) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investment Centers of America, Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 5 to the statement of financial condition, the Company restated its previously reported retained earnings as of December 31, 2002.

January 23, 2004

INVESTMENT CENTERS OF AMERICA, INC.
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents – unrestricted	$	19,329,292
Cash segregated under federal regulations		6,900,000
Commissions receivable		3,727,655
Forgivable notes receivable, net of accumulated amortization of $2,186,250		2,311,039
Other receivables		6,372,624
Due from affiliate		2,319
Deferred tax asset		2,000,134
Fixed assets, net of accumulated depreciation of $1,102,279		116,574
Other assets		9,330,262
Goodwill		4,705,343
Total assets	$	54,795,242

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	2,990,524
Accounts payable and other accrued expenses		10,903,305
Payable to affiliates		12,142,241
Total liabilities		26,036,070
Stockholder's equity:		
Common stock, $1 par value. Authorized 50,000 shares; issued and outstanding 14,000 shares		14,000
Additional paid-in capital		33,499,325
Accumulated deficit		(4,754,153)
Total stockholder's equity		28,759,172
Total liabilities and stockholder's equity	$	54,795,242

See accompanying notes to statement of financial condition.

INVESTMENT CENTERS OF AMERICA, INC.
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2003

(1) Organization and Significant Accounting Policies

(a) Organization

Investment Centers of America, Inc (the Company) is a wholly owned subsidiary of IFC Holdings, Inc. (IFC). IFC is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides "introducing" broker-dealer services to customers of subscribing financial institutions located throughout the United States. The Company also began clearing operations in April 2003 to clear transactions for Curian Capital, LLC, an affiliated company.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with maturities of three months or less and money market mutual funds.

(c) Cash Segregated under Federal Regulation

Cash of $6,900,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission and for potential refunds due to customers who did not receive the appropriate breakpoint discounts on the sale of front-end load mutual funds.

(d) Marketable Securities

Securities are recorded at fair value based on quoted market prices.

(e) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and amortization. Fixed assets consist primarily of computers and software which are depreciated over three to five years.

(f) Goodwill

The Company tested goodwill for impairment using the two-step process described in Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Based on the impairment test performed by the Company, no goodwill impairment was recorded for the year ended December 31, 2003.

(Continued)

(g) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company is included in a consolidated federal income tax return with Holborn Delaware Corporation (Holborn), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with Holborn is based on separate return calculations. The Company has a right to reimbursement for the utilization of its losses in the consolidated tax return. Intercompany balances are generally settled on a quarterly basis.

(h) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

(2) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are the treatment of depreciation, accrued expenses, deferred compensation, and the amortization of forgivable notes.

The Company has current taxes receivable of $4,503,147 as of December 31, 2003, which is included in other receivables.

(3) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Company. The Company promptly transmits all customer funds and securities to Pershing LLC. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000, or 2% of "aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2003, the Company had net capital of $11,672,674, which was $11,422,674 in excess of its requirement.

(5) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the forgivable notes, the principal and interest are forgiven over the term of the note, generally five years. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the

representative achieving agreed-upon production levels, measured in terms of gross dealer concessions. In circumstances when the representative achieves a predetermined percentage of the agreed-upon production levels, the term of the forgivable notes may be extended for one additional year. Under such circumstances, the unamortized balance of the note is amortized over the remaining term.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note.

Prior to 2003, the Company was not properly amortizing the notes in certain instances when the notes were extended, restructured, or paid down. As result, during the current year, the Company recorded a prior period adjustment of $190,417, net of taxes of $124,583, which represents prior years' adjustment of amortization expense had the amortization been properly recorded in those years. The prior period adjustment resulted in the restatement of the Company's retained earnings as of December 31, 2002.

(6) Defined Contribution Plans

The Company participates with IFC in defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(7) Related Party Transactions

The Company participates in a cost allocation plan with other wholly owned subsidiaries of NPH. Under the allocation plan, operating expenses are allocated between the subsidiaries of NPH based on budgeted costs and gross revenues.

(8) Representative Deferred Compensation Program

The Company has a nonqualified deferred compensation plan for certain independent contractors of the Company. The Company's annual contributions are based on commission revenue production of participating independent contractors during the year. An asset, recorded in other assets, and corresponding liability are included in the statement of financial condition for $3,812,299.

(9) Regulatory Pronouncements

In August 2003 the NASD issued *Notice to Members 03-47* (NTM 03-47). The notice required broker-dealers to evaluate customer breakpoint discounts for sales of front-end load mutual funds in 2001 and 2002. If the breakpoint discount had not been properly applied to the mutual fund traded, the notice required broker/dealers to establish a liability for the unapplied discount and segregate funds in a separate account for the benefit of customers to cover this liability. The Company recorded a liability of $161,113 in accounts payable and other accrued expenses.

INVESTMENT CENTERS OF AMERICA, INC.
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Notes to Financial Statements

December 31, 2003

In October 2003, the NASD issued *Notice to Members 03-63* (NTM 03-63) which outlines the SEC guidance on the recording of expenses and liabilities by broker/dealers. On July 11, 2003, the Securities and Exchange Commission Division of Market Regulation issued a letter to clarify its position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker/dealer expenses and liabilities. The letter addresses situations in which an affiliated party has agreed to pay expenses related to the business of the broker/dealer and required the broker/dealer to either record the expenses borne by the affiliate or to adjust the broker/dealer's net capital to reflect these expenses. The Company recorded a liability of $11,800,425 in payable to affiliates for additional expenses incurred on behalf of the Company by JNL and Curian Capital LLC related to shared services for the year ended December 31, 2003. No similar amounts were recorded in 2002.